EDWARD F. LANGE, JR.
Executive Vice President
Chief Financial Officer

VIA EDGAR AND FACSIMILE

October 31, 2006

Ms. Cicley LaMothe

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BRE Properties, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006
File No. 001-14306

Dear Ms. Cicley LaMothe:

We refer to the comments received by facsimile on October 23, 2006 from the office of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For ease of review, we have set forth each of the numbered comments of your letter and our responses.

1.	We have read and considered your response to comment one. We continue to believe that in future filings where distributions have been or are expected to be in excess of cash flows from operating activities for that particular period, the company should identify the alternative source of the excess distributions in the MD&A.

We confirm that in future filings when distributions have been or are expected to be in excess of operating cash flows we will identify the alternative source of capital in the MD&A.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact the undersigned at (415) 445-6559 with any questions or comments regarding this correspondence.

Respectfully submitted,

/s/ Edward F. Lange, Jr.
Edward F. Lange, Jr.
Chief Financial Officer

cc:	Laura L. Gabriel, Latham & Watkins LLP

Edward F. Lange, Jr.

Telephone: 415.445.6559

Facsimile:    415.445.6505

elange@breproperties.com